APTORUM GROUP LIMITED

17th Floor, Guangdong Investment Tower

148 Connaught Road Central

Hong Kong

September 5, 2018

VIA EDGAR

Keira Nakada

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	APTORUM GROUP LIMITED

Draft Registration Statement on
Form F-1 Submitted July 13, 2018
CIK No. 0001734005

Dear Ms. Nakada:

Aptorum Group Limited (the “Company”, “Aptorum,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 10, 2018 regarding our Registration Statement on Form F-1 (the “Registration Statement”) previously submitted on July 13, 2018 in confidentiality. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended F-1 submitted publicly accompanying this Response Letter is referred to as Form F-1.

Please note that new language we are including in Form F-1 pursuant to your comments, is indicated in this letter in bold, italicized font; any deletions from the initial Registration Statement are indicated in this letter as ~~strikethrough~~ font.

Draft Registration Statement on Form F-1 Submitted July 13, 2018

Cover Page

1.	Please amend your prospectus cover page to state the volume of securities being offered on a minimum and maximum offering basis. Refer to Item 501(b)(2) of Regulation S-K. Additionally, please expand your disclosure to include the date the offering will end, any plans to place funds in escrow, or alternatively, that you have no such plans. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Response: We updated the cover page of Form F-1 in response to the Staff’s comment. Please note that as of the date of this Form F-1 we have not yet determined a minimum or maximum offering amount, or the offering period. We plan to have the funds from the offering to be held in an escrow account and such arrangement has been included in the front cover page of the prospectus with more details (such as the name of the escrow agent) to be filled in once definitive arrangements have been made.

2.	We note your disclosure on page 6 and elsewhere that your Class B ordinary shares are entitled to ten votes per share for any matter submitted for shareholder approval. Please expand your cover page disclosure to briefly discuss your dual-class structure and the relative voting rights of your Class A and Class B ordinary shares.

Response: In response to the Staff’s comment, we added the following language to the cover page of Form F-1:

“Our authorized share capital is divided into Class A Ordinary Shares and Class B Ordinary Shares. As of the date of the prospectus, we have 60,000,000 Class A Ordinary Shares, par value $1.00 each and 40,000,000 Class B Ordinary Shares, par value $1.00 each, authorized, among which, 5,426,381 Class A Ordinary Shares and 22,437,754 Class B Ordinary Shares are issued and outstanding, respectively. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each Class A Ordinary Share will be entitled to one vote and each Class B Ordinary Share will be entitled to ten votes. The Class A Ordinary Shares are not convertible into shares of any other class. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one to one basis.”

3.	We note that there is currently no public market for your Class A ordinary shares, that you “plan to apply” to have this class listed on the Nasdaq Global Market, and that the offering is conditioned on the “reasonable expectation” that the shares would qualify for listing. We further note your disclosure that the selling shareholders may not sell “on any trading market” until the shares are approved for listing, but that they may sell in negotiated transactions. Please amend the cover page to indicate that the selling stockholders will sell the shares at a fixed price until the shares are listed on the Nasdaq and thereafter at prevailing market prices or privately negotiated prices.

Response: Pursuant to the Staff’s comment, we added the requested language on the cover page of Form F-1.

Prospectus Summary
Overview, page 1

4.	We note from your disclosure that you have not yet conducted any clinical trials. Terms such as “award-winning” and “first-in-class” suggest that the product candidates are effective and likely to be approved. Please delete these references throughout your registration statement. If your use of these terms was intended to convey your belief that the products are based on a novel technology or approach and/or is further along in the development process, you may discuss how your technology differs from technology used by competitors and that you are not aware of competing products that are further along in the development process. Statements such as these should be accompanied by cautionary language that the statements are not intended to give any indication that the product candidates have been proven effective or that they will receive regulatory approval. Similarly, please remove the reference to “First-in-Class/Best-in-Class innovations” on page 62 and the statements concerning the poster award and live demonstration prize on page 73.

Response: Pursuant to the Staff’s comment, we revised our language to remove references to First-in-class/Best-in-class status, as well as the statements concerning all the awards in the prospectus.

5.	We note your disclosure that you may develop formulations of your therapeutic molecules which may qualify as nutraceuticals or some other product category which may be subject to less regulation and provide a faster path to revenue generation. Please expand your disclosure to identify the relevant product candidate(s) and the contingencies to commercializing such product candidate(s) as nutraceuticals. Alternatively, please delete this disclosure.

Response: Pursuant to the Staff’s comment we decided to delete the disclosure at issue. Although we may develop formulations of our therapeutic molecules that may qualify as nutraceuticals or some other product category in the future, currently we do not have any definitive plan to do so.

6.	We note your disclosure that you determined to pursue projects in your non-therapeutics segment, such as the AML clinic, to provide some interim revenue. Please balance your disclosure by quantifying your estimated operating expenses and/or identifying the relevant factors to achieving profitability at the clinic.

Response: Pursuant to the Staff’s comment, we added the bolded language as follows to page 2 of Form F-1:

“Non-Therapeutics Segment. The non-therapeutics segment (“Aptorum Non-Therapeutics Group”) encompasses two businesses: (i) the development of surgical robotics and medical devices and (ii) AML Clinic. The development of surgical robotics and medical devices business is operated through Signate Life Sciences Limited, a subsidiary of Aptorum Therapeutics Limited. The outpatient clinic is operated through our subsidiary, Aptorum Medical Limited. Effective as of March 2018, we leased office space in Central Hong Kong as the home to our medical clinic (“AML Clinic”). AML Clinic has commenced operations under the name of Talem Medical in June 2018. The estimated operating expenses under full capacity operation is to be no more than USD 90,000 per month. The clinic is expected to reach operating profit in 18 months from the clinic reaching its full operating capacity upon (i) the successful recruitment of a minimum of six full time physicians (AML Clinic currently has two full time physicians) and (ii) establishing steady patients flow via brand development. (See “Our Business – Lead Projects and Other Significant Projects – Other Significant Projects – Aptorum Medical Limited - AML Clinic”)”

Aptorum’s Lead Projects, page 2

7.	Please expand the number of columns in the development chart so that it includes all phases of development that must be completed in order to market your products (i.e., Phase 2 and 3). Please make similar revisions to the chart on page 65.

Response: Pursuant to the Staff’s comment, we expanded the referenced tables to include all phases of development.

8.	Please clarify the distinctions between “Target ID & Selection,” “Lead Discovery,” “Lead Optimization” and “IND Enabling” and describe the activities conducted at each of these stages.

Response: Pursuant to the Staff’s comment, we added the following disclosure to clarify the differences between the referenced phrases on page 68 of Form F-1:

“Target Identification & Selection: The target is the naturally existing cellular or modular structure that appears to have an important role in a particular disease pathway and will be targeted by the drug that will subsequently be developed. Target validation techniques for different disease areas can be very different but typically include from in vitro and in silico methods through to the use of whole animal models.

Lead Discovery: Following “Target Identification & Selection,” compound screening assays are developed as part of the Lead Discovery. ‘Lead’ molecules can mean slightly different things to different researches or companies, but in this Registration Statement, we refer to Lead Discovery as the process of identifying one or more small molecules with the desired activity against the identified targets. Leads can be identified through one or more approaches, which can depend on the target and what, if any, previous knowledge exists.

Lead Optimization: In this stage of the drug discovery process, the aim is to produce a preclinical drug candidate by maintaining the desired and favorable properties in the lead compounds, while repairing or reducing deficiencies in their structures. For example, to optimize the chemical structures to improve, among others, efficacy, reduce toxicity, improve metabolism, absorption and pharmacokinetic properties.

IND-Enabling Studies: Includes all the essential studies such as GLP toxicology studies, pharmacology and efficacy, pharmacokinetics, in vitro metabolism, CMC studies, and the data of which are used for IND submission.”

9.	As you are in the preclinical stage of development, have not completed your preclinical studies and do not intend to submit an IND application until 2020 or 2021, please revise your disclosure to avoid characterizing your chart as a “pipeline” chart.

Response: Pursuant to the Staff’s comment, we no longer refer to the chart as a “pipeline” chart and we have also revised related disclosure to reflect the same.

10.	We note your disclosure that “preclinical studies of ALS-1 indicate that it inhibits the replication of influenza virus in vitro with a nanomolar EC50 and protects mice challenged with lethal doses of avian influenza A H5N1.” Please delete this language or place this selected information in its full and proper context by providing the specific details and parameters of the study from which the data was drawn.

Response: Pursuant to the Staff’s comment we revised the subject disclosure as set forth below on page 2 of Form F-1. As this is only the summary section, we only provided a brief summary of the related issue.

“ALS-1: Small molecule intended for the treatment of viral infections caused by Influenza virus A

Professor Richard Kao (Inventor of ALS-1, Founder and Principal Investigator of Acticule) was the first to identify nucleoprotein (“NP”) as an effective drug target (Nature Biotechnology. 28:600-605) for the treatment of viral infections caused by Influenza virus A. It is hypothesized that influenza A NP is an essential protein for the proliferation of the influenza virus. ALS-1 is a novel small drug molecule which targets viral NP and triggers the aggregation of NP, which prevents the aggregated NP from entering the nucleus. ALS-1 is designed to target a broad range of NP variants and we believe it is unlikely that ALS-1 will experience the resistance developed by the viruses against the existing anti-viral therapy. We are exploring ALS-1 as a potential treatment for viral infections caused by Influenza virus A. It is currently at the Lead Optimization Stage to optimize its drug-like properties.

~~ALS-1 is a novel small drug molecule which targets viral nucleoprotein (“NP”). It is our hypothesis that influenza A NP is an essential protein for the proliferation of the influenza virus. ALS-1 targets NP and triggers the aggregation of NP and this prevents the aggregated NP from entering the nucleus. Our preclinical studies of ALS-1 indicate that it inhibits the replication of influenza virus in vitro with a nanomolar EC50 and protects mice challenged with lethal doses of avian influenza A H5N1. Meanwhile, ALS-1 is designed to target a broad range of NP variants and may have the potential to overcome drug resistance. Professor Richard Kao (Inventor of ALS-1, Founder and Principal Investigator of Acticule) was the first to identify NP as an effective drug target (Nature Biotechnology. 28:600-605). Since there is no NP inhibitor on the market yet, we believe that ALS-1 has the potential to be a First-in-Class drug for treating viral infections caused by Influenza virus A.~~”

11.	We note your disclosure on page 3 that “The target site on NP where ALS-1 is acting has been identified and mechanism established. Animal model efficacy has been demonstrated, while chemical structures are being optimized” as well as numerous other statements throughout your registration statement that present your conclusions regarding the safety and efficacy of your product candidates, which are premature and inappropriate for you to make as these determinations are within the sole authority of the U.S. Food and Drug Administration and comparable regulatory bodies. Please revise your disclosure to remove these statements here and throughout your registration statement.

As a non-exhaustive list of examples only, we note the following statements:

●	“NLS-1 is a drug molecule derived from natural products (green tea) which appears to be effective for the treatment of endometriosis…” on page 4;

●	“In an animal study…oral administration of Pro-EGCG exhibits superior efficacy over other conventional therapeutic agents…” on page 4;

●	“Assuming our research continues to generate positive results…” on page 63;

●	“According to data in our preclinical studies…ALS-1 outperforms oseltamivir (sold under the brand name Tamiflu) in cell-based assays and stops virus replication during the early to late stages of viral infection…” on page 66;

●	“EGCG, a naturally occurring molecule occurring extracted from green tea, appears to be efficacious for the treatment of endometriosis…” on page 68;

●	“The target site has been identified and animal efficacy and safety have been demonstrated…” on page 72; and

●	“We intend to develop SPLS-1 as an alternative treatment for liver cancer, which we believe will offer improved safety and efficacy…” on page 73.

Response: We revised our disclosure in Form F-1 pursuant to the Staff’s comment. As examples, here is how we revised the examples provided in the Staff’s comment:

●	“NLS-1 is a drug molecule derived from natural products (green tea) which appears to be effective for the treatment of endometriosis…” on page 4 has been revised as follows;

“NLS-1, a drug molecule derived from natural products (green tea), is currently under development for the treatment of endometriosis…” (see Page 5)

●	“In an animal study…oral administration of Pro-EGCG exhibits superior efficacy over other conventional therapeutic agents…” on page 4 has been revised as follows:

“NLS-1 is under active development for the treatment of endometriosis. It is currently under Lead Optimization to optimize its drug-like properties.” (see Page 5)

●	“Assuming our research continues to generate positive results…” on page 63 has been deleted.

●	“We intend to develop SPLS-1 as an alternative treatment for liver cancer, which we believe will offer improved efficacy and safety …” on page 81 has been revised as follows:

“SPLS-1, a novel quinoline derivative from Ephedra pachyclada, is at present under investigation for the treatment of liver cancer. It is currently at the Lead Discovery stage. ~~SPLS-1 is a novel quinoline derivative from Ephedra pachyclada intended for use in liver cancer therapy. for liver cancer, which we believe will offer improved efficacy and safety.~~” (see Page 81)

12.	Please remove the graphics from the Summary section and discuss them in the Business section where appropriate context may be provided.

Response: Pursuant to the Staff’s comments, with the exception of a corporate structure diagram, we moved most of the graphics only from the Summary section into the Business section and provided appropriate explanatory text regarding same.

Our Structure, page 5

13.	We note your disclosure that prior to the completion of the offering, and as long as officers and directors own at least 50% of the voting power of the Company’s outstanding stock, you will qualify as a “controlled company” under Nasdaq listing rules. Please revise your disclosure to clarify whether you expect to qualify as a controlled company after the offering (on a minimum and maximum basis) and if so, please add a related risk factor discussing the scope of the controlled company exemption from corporate governance standards.

Response: Pursuant to the Staff’s comment, we revised our language on page 6 to clarify that although we may qualify as a “controlled company” under the Nasdaq Listing Rules, that we nevertheless do not intend to rely on the exemption to certain NASDAQ corporate governance requirements under such rules. However, since the possibility exists that we may elect to rely on a “controlled company” exemption in the future if we continue to be qualified as such, we have added the following risk factor under page 44 of Form F-1, as requested in the comment:

“As a “controlled company” under the rules of the NASDAQ Stock Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.”

Prior to the completion of this Offering, our directors and officers beneficially own a majority of the voting power of our outstanding Class A Ordinary Shares. Even if we raise the maximum offering amount, we may continue to be a “controlled company.” Under the Rule 4350(c) of the NASDAQ Stock Market, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the NASDAQ Stock Market Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the NASDAQ Stock Market corporate governance requirements. Our status as a controlled company could cause our Class A Ordinary Share to look less attractive to certain investors or otherwise harm our trading price.”

Our Securities, page 6

14.	Please expand your disclosure to discuss the concentration of voting power due to the ownership of your Class B ordinary shares. Please add related risk factor disclosure discussing the following risks as they relate to the concentration of ownership of your Class B common shares:

●	Your Class A ordinary shares may be undervalued;

●	Your capital structure may have the effect of delaying or preventing a change of control that shareholders may view as beneficial or result in your Class A shares being undervalued; and

●	Future issuances of your Class B ordinary shares may be dilutive to holders of your Class A ordinary shares.

Response:

Pursuant to the Staff’s comment, we added the following language to the Securities section on page 8 and added additional language to the current risk factor “Certain existing shareholders have substantial influence over our Company and their interests may not be aligned with the interests of our other shareholders and holders of our Series A Notes and the Bond” to Form F-1.

Page 8:

“Due to the Class B Ordinary Share’s voting power, the holders of Class B Ordinary shares currently and may continue to have a concentration of voting power, which limits the holders of Class A Ordinary Shares’ ability to influence corporate matters. (See “Risk Factors - Our Class B Ordinary Shares have stronger voting power than our Class A Ordinary Shares and certain existing shareholders have substantial influence over our Company and their interests may not be aligned with the interests of our other shareholders and holders of our Series A Notes and the Bond.”)

Risk Factor on Page 47:

“Our Class B Ordinary Shares have stronger voting power than our Class A Ordinary Shares and certain existing shareholders have substantial influence over our Company and their interests may not be aligned with the interests of our other shareholders and holders of our Series A Notes and the Bond.

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Under this structure, holders of Class A Ordinary Shares are entitled to one vote per share, and holders of Class B Ordinary Shares are entitled to ten votes per share, which can cause the holders of Class B Ordinary Shares to have an unbalanced, higher concentration of voting power. Immediately prior to the Offering, our management team as a group beneficially own over 20 million Class B Ordinary Shares representing over 90% voting power. As a result, until such time as their collective voting power is below 50%, our management team as a group of controlling shareholders have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interests of us or our other shareholders. These corporate actions may be taken even if they are opposed by our other shareholders, including those who hold Class A Ordinary Shares converted from the Series A Notes and the Bond. Further, concentration of ownership of our Class B Ordinary Shares may discourage, prevent or delay the consummation of change of control transactions that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. Future issuances of Class B Ordinary Shares may also be dilutive to the holders of Class A Ordinary Shares. As a result, the market price of our Class A Ordinary Shares could be adversely affected. ~~This concentration of ownership may discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company.~~ .

Shareholders who hold shares of Class B Ordinary Shares, including our executive officers and their affiliates, will together hold approximately [    ]% or [     ]% of the voting power of our outstanding ordinary shares following this Offering if the maximum offering amount or minimum offering amount, respectively is sold. Because of the ten-to-one voting ratio between our Class B and Class A Ordinary Shares, the holders of our Class B Ordinary Shares will collectively continue to control a majority of the combined voting power of our Ordinary Shares and therefore be able to control all matters submitted to our shareholders for approval, so long as the Class B Ordinary Shares represent at least 9.1% of all outstanding shares of our Ordinary Shares.”

Implications of Being an Emerging Growth Company, page 7

15.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: In response to the Staff’s comment, the Company respectfully informs the Staff that neither it nor its underwriters has presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act. The Company represents to the extent that there are any such written communications that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, it will supplementally provide them to the Staff. In such case, the Company further confirms that no copies of such written communications will be retained by potential investors if such communications occur during the 30 days immediately preceding the date of publicly filing the registration statement.

Risk Factors

Risks related to our IP

“A significant portion of our IP portfolio currently comprises pending patent applications and provisional patents…”, page 23

16.	We note your discussion that a significant portion of your IP portfolio includes pending patent applications and provisional patents that have not yet been issued. Please revise your disclosure to identify the product candidates for which you have obtained patents versus pending or provisional patents.

Response: Other than one provisional patent (US Provisional Application No. 62/590,369 for VLS-3), the Company does not currently own, nor has it acquired any rights in any provisional patent application and we revised disclosure in Form F-1 to reflect same. We further revised disclosure throughout Form F-1 to clarify the product candidates for which we have obtained patents versus pending or provisional patents.

Use of Proceeds, page 49

17.	Please revise this section so that it provides your intended use of proceeds of the offering on a minimum and maximum offering basis. Additionally, it appears from your disclosure that the proceeds from the offering will not be sufficient to complete all of your specified uses. Please disclose how far in the development you expect to achieve with the proceeds of this offering and identify the sources of other funds needed to complete development of your product and device candidates through commercialization, development of your AML clinic and establishment of your self-owned laboratory. Refer to Instruction 3 to Item 504 of Regulation S-K.

Response: Pursuant to the Staff’s comment, we updated the Use of Proceeds section as follows on page 52 of Form F-1:

“We estimate that we will receive net proceeds from this Offering of up to $[       ] million, based on an assumed price to the public in this Offering of $[        ], the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses.

	Use of net proceeds (in millions) (Minimum offering amount)	Use of net proceeds (in millions) (Maximum offering amount)
Fund preclinical and clinical development:
Development through Phase I of our Lead Projects	approximately US$7.0	approximately US$18.0
Development of our non-therapeutic projects	approximately US$0.5	approximately US$3.0
Set up self-owned laboratory in Fo Tan, Hong Kong	approximately US$1.0	approximately US$2.5
Fund Other non-Lead Projects under Development (other than non-therapeutic projects), general research and development activities, working capital and other general corporate activities	approximately US$0.5	approximately US$3.5

As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds from this Offering. The amounts and timing of our actual expenditures may vary significantly from our expectations depending upon numerous factors, including the progress of our research, development and commercialization efforts, the progress of our preclinical trials, and our operating costs and capital expenditures. Drug discovery and development in the pharmaceutical industry is characterized by significant risks and uncertainties inherent in the research, clinical development and regulatory approval process. These uncertainties make it difficult for us to estimate the costs to conduct our research and development and complete our preclinical trials. Accordingly, we will retain broad discretion in the allocation of the net proceeds of this Offering, and we reserve the right to change the allocation of use of these proceeds as a result of contingencies such as the progress and results of our preclinical trials and our research and development activities, the results of our commercialization efforts, competitive developments and our manufacturing requirements. In addition, when and if the opportunity arises, we may use a portion of the proceeds to license, acquire or invest in complementary businesses, products, or technologies. In order to license, acquire or invest in complementary businesses, products or technologies, we may need to curtail our development of our Projects under Development described above, or enter into agreements allowing others to obtain rights for further development of one or more of our drug and device candidates earlier than anticipated. We currently have no commitments or agreements to acquire any such businesses, products or technologies, and we cannot determine with certainty which, if any, of the programs above might be affected should we enter into any such commitments.

We will not receive any of the proceeds from the sale of the Class A Ordinary Shares being offered by the Selling Shareholders, although we may receive additional proceeds of up to approximately $[      ] if all of the Series A Note PA Warrants and the Bond PA Warrants are exercised for cash. We will not receive any additional proceeds to the extent that the Series A Note PA Warrants and the Bond PA Warrants are exercised by cashless exercise. We expect to use the proceeds received from the exercise of those warrants, if any, for general working capital purposes. We cannot assure you, however, that any of those warrants will ever be exercised.

The net proceeds from this offering, together with our cash and marketable securities, will not be sufficient for us to fund any of our product candidates through regulatory approval, and we will need to raise additional capital to complete the development of our product candidates. We may satisfy our future cash needs through the sale of equity securities, debt financings, working capital lines of credit, corporate collaborations or license agreements, grant funding, through interest income earned on cash balances or a combination of one or more of these sources. This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development, the status of and results from different preclinical and clinical trials, as well as any collaborations that we may enter into with third parties for our programs, and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds. We cannot specify with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering.”

Capitalization, page 50

18.	You indicate that your present capitalization information on an actual, pro forma, and pro forma as adjusted basis. However, your table shows columns for actual, as adjusted (minimum offering amount), and as adjusted (maximum offering amount), which do not match this description. Please revise, as necessary.

Response: Pursuant to the Staff’s comment, we have revised our capitalization table on page 54.

Dilution, page 51

19.	Please disclose the percentage of immediate dilution resulting from the offering. Refer to Item 9.E of the instruction to Form 20-F.

Response: Pursuant to the Staff’s comment, we added the percentage of immediate dilution resulting from the offering and also added tables that may be more illustrative of the dilution impact of the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations (Successor Basis)

Research and Development Expenses, page 60

20.	Please disclose your research and development expense incurred by project. If you do not keep track of such costs by project, disclose that fact and the costs incurred by the types of costs classified as research and development.

Response: Please be advised that at present we do not track research and development costs by project due to insufficient data to analyze the allocation basis for general costs, however, we are currently developing a system to keep track of costs spent by each project based on actual consumption and our estimation in allocating various general costs. Pursuant to the Staff’s comment, we revised our disclosure on page 63 of Form F-1 as follows:

“Research and development expenses are comprised of costs incurred in performing research and development activities, including our sponsored research programs with various universities and research institutions and costs in acquiring IP rights which did not meet the criteria of capitalization under U.S. GAAP. We currently do not maintain a system to keep track of costs spent by each project, however we are currently developing a system to keep track of costs based on actual consumption and our estimation in allocating various general costs. For the period March 1, 2017 to December 31, 2017, the research and development expenses mainly represented sponsored research of $1,327,247, research grant of $800,056, salary of $95,078, consultation of $92,129, amortization and depreciation of $58,903, and general R&D expenses of $186,910~~were $2,501,120.~~.”

Business
Lead Projects and Significant Projects, page 64

21.	We note your disclosure that your Project Companies have entered into standard license agreements with various university and licensing entities customized to the nature of each project. Given the current stage of development of your product candidates, these agreements appear to be material. Please expand your disclosure to include the material terms of these agreements. Additionally, please file these license agreements as exhibits to the registration statement or tell us why you believe you are not substantially dependent upon these agreements. Refer to Item 601(b)(10) of Regulation S-K.

Response: We agree with the Staff that certain of these license agreements are material, such as the license agreements for our Lead Projects (i.e., ALS-1, ALS-4 and NLS-1). With respect to those material agreements, we have filed a confidential treatment request to redact certain terms contained therein, thus said terms and/or their specific details are not currently disclosed in this Form F-1. Pursuant to the Staff’s comment, we have expanded our disclosure of those material agreements to include material terms consistent with our intended confidential treatment request. We will update our disclosure regarding any term for which the Staff denies our confidentiality request. We have included redacted versions of the material agreements as exhibits to this Form F-1 based on our confidential treatment request.

As to the remaining projects discussed in the Form F-1, while we will continue their Lead Discovery and Lead Optimization, we are not substantially dependent upon these projects. We respectfully believe that the current summaries of these projects included in the Registration Statement are sufficient to provide the investors with an understanding of the terms of such other projects. Pursuant to the Staff’s comment however, we have revised the term “Other Significant Projects” to “Other Projects under Development” to help clarify that projects other than our Lead Projects are not material to our business.

Further, we have revised our disclosure in Form F-1 to distinguish our Lead Projects from Other Projects under Development. Specifically, we have revised the disclosure in Form F-1 to explain and clarify: (i) our rationale and justifications in identification of Lead Projects (see Page 3), and (ii) for each Lead Project, an analysis of the market size for the target indications (see Pages 3 - 5), and basis for significant unmet medical needs and benefits over existing treatments (see Pages 3 - 5).

Lead Projects, page 66

22.	Please revise your disclosure of your preclinical studies for ALS-1, ALS-4, and NLS-1 to remove conclusory statements regarding efficacy and to discuss the results in terms of objective data points. Additionally, please tell us whether the results shown represent results that were achieved consistently in the preclinical studies, and also explain whether such studies were powered for statistical significance.

Response: We direct your attention to our response to Staff comment 11 above. Additionally, we revised disclosure in Form F-1 to include the sample size and/or replications in the explanatory notes associated with each graph/figure. Typically, sample size reflects the reproducibility and replication of a study in scientific research. Usually, the data reported is the average of all the replications and thus, demonstrates consistent results. Details regarding statistical significance were also stated to the extent applicable. For example, in the explanatory note of Figure 3F, it is stated that “Bacteria recovered from the kidneys of mice infected with strain AE052, with or without compound ALS-4 treatment. All data represent mean values ± the standard errors of the means. *, P < 0.05; **, P < 0.01; ***, P < 0.001. P values were determined using GraphPad Prism with an unpaired parametric t test and Welch’s correction.

23.	Please ensure that the graphics presented are legible and include legends defining abbreviated terms and that include relevant disclosure so that lay readers will understand the graphic.

Response: Pursuant to the Staff’s comment, we revised all graphics so that they are legible and included legends defining abbreviated terms and relevant disclosure so that lay readers will understand the graphic.

Patent License, page 66

24.	Please expand your disclosure concerning the license agreement related to product candidate ALS-1 to include all material terms, including the following:

●	each parties’ rights and obligations;

●	financial terms, including potential milestone payments and royalty rate or range not to exceed ten percent;

●	duration of the agreement and royalty term; and

●	termination provisions.

Please make similar revisions to the disclosure concerning the license agreements related to ALS-4 on page 68 and NLS-1 on page 71. Please also explain what you mean by “ITF matching scheme” on page 71.

Response: Pursuant to the Staff’s comments, we have expanded our disclosure concerning the license agreement related to product candidate ALS-1 on page 71, ALS-4 on page 74 and NLS-1 on page 79, respectively, to provide more details about the material terms of such agreements, except for the terms for which we have sought confidential treatment. Additionally, we revised the following disclosure in Form F-1 to explain “ITF matching scheme” on page 79:

“In addition, Aptorum Therapeutics Limited also committed to providing HK$3 million (US$384,615) of research funding before July 3, 2020 to sponsor research carried out by the three principle individual inventors upon their request with respect to further R&D on the licensed technologies ~~subject to the successful application and outcome of the ITF matching scheme~~. The research funding shall be in the form of matching funds provided by the Innovation Technology Fund (“ITF”). The ITF is administered by the Innovation and Technology Commission of the Government of Hong Kong and encompasses a scheme where the Hong Kong government offers matching grant for joint researches to foster collaboration between private companies and public research institutions. If an ITF application is approved, the Hong Kong government will provide a grant that matches the contribution by the private company in the research projects. Since the ITF funding is merit-based and there is no guarantee that an ITF application will be granted, Aptorum Therapeutics’ obligation to contribute to the research fund under the agreement will be contingent on the successful application of ITF scheme granting HK$3 million fund that matches our proposed contribution. In the event that an ITF application related to NLS-1 is not successful, the parties have agreed to negotiate for and agree to enter into new funding terms to support the ongoing research. As of today, the inventors have not filed such ITF application.”

SLS-1: Robotic Catheter Platform..., page 73

25.	Please expand to describe the current development stage and regulatory status of this device.

Response: Pursuant to the Staff’s comment, we added the following to page 81 of Form F-1:

“To date, a product prototype has been developed. Lab-based experiments have been conducted to verify the performance of the robot towards an image-guided pulmonary vein isolation (“PVI”) task. The MR-based tracking unit has also been developed and validated in MRI scanners. The next step is to test the robotic catheterization using a dynamic heart phantom simulated with the pulsatile liquid flow. Preclinical trials can then be conducted with all the components ready. RF ablation will be conducted in a live porcine model, prepared with arrhythmia. If all the results are positive, we will approach the US FDA or other regulatory agencies to apply for conducting clinical trials on the equipment.

SLS-1 is currently in Lab-based Phantom Trial and it will follow the regulatory pathway for approval as indicated in Table. ~~A poster describing SLS-1 won the Best Poster Paper Award (Merit Prize) in IEEE ICRA 2017 Workshop on Surgical Robots and a demonstration of it won the Best Live Demonstration Prize in Surgical Robot Challenge 2016.~~”

Intellectual Property, page 74

26.	We note your disclosure on page 68 that a U.S. provisional patent has been filed related to ALS-4. We note also your disclosure on page 74 that a U.S. provisional patent application was filed related to VLS-3. Please expand your disclosure to explain what a provisional patent application is and whether you or another party is actively preparing a patent application and, if so, when you anticipate filing this application. Please also include the dates that the provisional patent applications were filed, how the cost of a patent application, if any, will be funded, and the date that you will lose the filing date established by the provisional patent application if a patent application is not filed.

Response: We direct your attention to our response to Staff comment 16 above. Please also note that the U.S. provisional application previously filed for ALS-4 was expired; we filed a U.S. non-provisional application and a PCT application which claimed priority to the U.S. provisional application. As for VLS-3, our invention is still evolving; we filed the proprietary provisional application (U.S. Provisional Application No. 62/590,369) on November 24, 2017 to enable us to secure an earlier filing date.

Pursuant to the Staff’s comment, we also added the following to page 83 regarding our sole provisional patent:

“We have, however, filed one U.S. provisional patent application (U.S. Provisional Application No. 62/590,369) directed to a retinal imaging system ~~to protect proprietary technology we developed~~ for detection of neurodegenerative disease that is under development (VLS-3). The U.S. Provisional Application No. 62/590,369 was filed on November 24, 2017 to secure an earlier filing date.

The U.S. patent system permits the filing of provisional and non-provisional patent applications (i.e., a regular patent application). A non-provisional patent application is examined by the USPTO, and can mature into a patent once the USPTO determines that the claimed invention meets the standards for patentability. On the other hand, a provisional patent application is not examined for patentability, and automatically expires 12 months after its filing date. As a result, a provisional patent application cannot mature into a patent.

Provisional applications are often used, among other things, to establish an earlier filing date for a subsequent non-provisional patent application. The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. The effective filing date of a non-provisional patent application is used by the USPTO to determine what information is prior art when it considers the patentability of a claimed invention. If certain requirements are satisfied, a non-provisional patent application can claim the benefit of the filing date of an earlier filed provisional patent application. As a result, the filing date accorded by the provisional patent application may supersede information that otherwise could preclude the patentability of an invention.

A provisional patent application is not eligible to become an issued patent unless, among other things, we file a non-provisional patent application within 12 months of the filing date of the provisional patent application. Depending on the progress of our development for VLS-3, the Company may elect to file a non-provisional application claiming priority to US Provisional Application No. 62/590,369 before its expiration on November 24, 2018. If we do not timely file a non-provisional patent application claiming priority to said provisional applications, we may lose our priority date with respect to our provisional patent applications. Further, if any (self or by others) publication of the invention is made after such priority date, and if we do not file a non-provisional application claiming priority to said provisional application, our invention may become unpatentable.

Moreover, we cannot predict whether such future patent applications will result in the issuance of patents that effectively protect any of our product candidates or will effectively prevent others from commercializing competitive products.

Other than US Provisional Application No. 62/590,369, the we do not currently own, nor have we acquired any rights in any provisional patent application.

We do not expect to incur material expenses in the prosecution of the VLS-3 provisional application or other licensed patent applications. We expect to fund the patent costs from our cash and restricted cash.”

27.	Please expand your disclosure in the chart on page 75 to include all patents, patent applications and provisional patents that are material to your business. Refer to Item 4.B.6 of Form 20-F.

Response: We direct your attention to our response to Staff comment 21 above and respectfully respond that the chart on page 84 includes all patents, patent applications and provisional patents that are material to our business.

Important Advisors and Consultants to the Company, page 77

28.	Please expand your disclosure to identify the services provided by each individual that are material to your business. To the extent these individuals do not actively provide services that are material to your business, please remove these biographies or tell us why you believe it is appropriate to include them.

Response: Pursuant to the Staff’s comment, we provided additional disclosure in Form F-1 to explain the specific role of our advisors, either on an individual or group basis, depending upon the purpose of each service.

Government Regulation, page 80

29.	We note the only disclosure regarding government regulations specific to medical device testing and approval is a statement on page 81 that “devices are subject to different forms of testing and approval” and must satisfy “various FDA requirements in order to be brought to market.” Please expand to describe the regulations specific to the SLS-1 robotic catheter device.

Response: Pursuant to the Staff’s comment, we added the following disclosure to pages 95 - 97 of Form F-1:

“U.S. Medical Device Regulatory Approval Process

Medical Devices are subject to different forms of testing and approval, and require satisfaction of various FDA requirements including the Food, Drug and Cosmetic Act (FDCA) in order to be brought to market.

The two primary types of FDA marketing authorization applicable to a medical device are premarket notification, also called 510(k) clearance, and premarket approval. The type of marketing authorization is generally linked to the classification of the device. The FDA classifies medical devices into one of three classes — Class I, Class II or Class III — based on the degree of risk the FDA determines to be associated with a device and the level of regulatory control deemed necessary to ensure the device’s safety and effectiveness. Devices requiring fewer controls because they are deemed to pose lower risk are placed in Class I or II. Class I devices are deemed to pose the least risk and are subject only to general controls applicable to all devices, such as requirements for device labeling, premarket notification, and adherence to the FDA’s Good Manufacturing Practices. Class II devices are intermediate risk devices that are subject to general controls and may also be subject to special controls such as performance standards, product-specific guidance documents, special labeling requirements, patient registries, or post-market surveillance. Class III devices are those for which insufficient information exists to assure safety and effectiveness solely through general controls or if the device is a life-sustaining, life-supporting or a device of substantial importance in preventing impairment of human health, or which presents a potential, unreasonable risk of illness or injury and special controls are not adequate to assure safety and effectiveness.

Most Class I devices and some Class II devices are exempted by regulation from the 510(k) clearance requirement and can be marketed without prior authorization from the FDA. Most Class II devices (and certain Class I devices that are not exempt) are eligible for marketing through the 510(k) clearance pathway. By contrast, devices placed in Class III generally require premarket approval or 510(k) de novo clearance prior to commercial marketing. The premarket approval process is more stringent, time-consuming, and expensive than the 510(k) clearance process. However, the 510(k) clearance process has also become increasingly stringent and expensive.

510(k) Clearance Pathway. When a 510(k) clearance is required, a premarket notification must be submitted to the FDA demonstrating that a proposed device is “substantially equivalent” to a previously cleared and legally marketed 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of a premarket approval application, which is commonly known as the “predicate device.” A device is substantially equivalent if, with respect to the predicate device, it has the same intended use and has either (i) the same technological characteristics or (ii) different technological characteristics and the information submitted demonstrates that the device is as safe and effective as a legally marked device and does not raise different questions of safety or effectiveness. By law, the FDA is required to clear or deny a 510(k) premarket notification within 90 days of submission of the application. As a practical matter, clearance often takes significantly longer. The FDA may require further information, including clinical data, to make a determination regarding substantial equivalence. If the FDA determines that the device, or its intended use, is not substantially equivalent to a previously-cleared device or use, the FDA will issue a not substantially equivalent decision. This means the device cannot be cleared through the 510k process and will require marketing authorization through the premarket approval pathway.

Premarket Approval Pathway. A premarket approval application must be submitted to the FDA if the device cannot be cleared through the 510(k) process. The premarket approval application process is much more demanding than the 510(k) premarket notification process and requires the payment of significant user fees. A premarket approval application must be supported by valid scientific evidence, which typically requires extensive data, including but not limited to technical, preclinical, clinical trials, manufacturing and labeling to demonstrate to the FDA’s satisfaction reasonable evidence of safety and effectiveness of the device. The FDA has 45 days from its receipt of a premarket approval application to determine whether the application will be accepted for filing based on the FDA’s threshold determination that it is sufficiently complete to permit substantive review. After the FDA determines that the application is sufficiently complete to permit a substantive review, the FDA will accept the application and begin its in-depth review. The FDA has 180 days to review an “accepted” premarket approval application, although this process typically takes significantly longer and may require several years to complete. During this review period, the FDA may request additional information or clarification of the information already provided. Also, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a preapproval inspection of the manufacturing facility to ensure compliance with quality system regulations. The FDA may delay, limit or deny approval of a premarket approval application for many reasons, including:

●	failure of the applicant to demonstrate that there is reasonable assurance that the medical device is safe or effective under the conditions of use prescribed, recommended or suggested in the proposed labeling;

●	insufficient data from the preclinical studies and clinical trials;

●	the manufacturing processes, methods, controls or facilities used for the manufacture, processing, packing or installation of the device do not meet applicable requirements. If the FDA evaluations of both the premarket approval application and the manufacturing facilities are favorable, the FDA will either issue an approval order or an approvable letter, which usually contains a number of conditions that must be met in order to secure final approval of the premarket approval application. If the FDA’s evaluation of the premarket approval application or manufacturing facilities is not favorable, the FDA will deny approval of the premarket approval application or issue a not approvable letter. A not approvable letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the premarket approval application. The FDA may also determine that additional clinical trials are necessary, in which case the premarket approval application may be delayed for several months or years while the trials are conducted and then the data submitted in an amendment to the premarket approval application. Once granted, a premarket approval application may be withdrawn by the FDA if compliance with post approval requirements, conditions of approval or other regulatory standards is not maintained or problems are identified following initial marketing.

Clinical Trials. Clinical trials are almost always required to support premarket approval and are sometimes required for 510(k) clearance. In the United States, these trials generally require submission of an application for an Investigational Device Exemption, or IDE, to the FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing it is safe to test the device in humans and that the testing protocol is scientifically sound. The FDA must approve the IDE in advance of trials for a specific number of patients unless the product is deemed a non-significant risk device eligible for more abbreviated IDE requirements or the clinical investigation is exempt from the IDE regulations. Clinical trials for significant risk devices may not begin until the IDE application is approved by the FDA and the appropriate institutional review boards, or IRBs, at the clinical trial sites. The applicant, the FDA or the IRB at each site at which a clinical trial is being performed may suspend a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the benefits. Even if a trial is completed, the results of clinical testing may not demonstrate the safety and efficacy of the device, may be equivocal or may otherwise not be sufficient to obtain approval or clearance of the product.

Both the 510(k) and premarket approval processes can be expensive and lengthy and require the payment of significant fees, unless an exemption applies. The FDA’s 510(k) clearance process usually takes from approximately three to 12 months, but may take longer. The process of obtaining a premarket approval is much more costly and uncertain than the 510(k) clearance process and generally takes from approximately one to five years, or longer, from the time the application is submitted to the FDA until an approval is obtained. The process of obtaining regulatory clearances or approvals to market a medical device can be costly and time consuming, and the applicant may not be able to obtain these clearances or approvals on a timely basis, if at all.

As of the date of this prospectus, our sole device candidate currently under development is SLS-1, which is a cardiovascular robotic surgical catheter conventionally classified as a cardiovascular steerable catheter. We do not currently have a commercialization timeline for SLS-1 and cannot assure you that SLS-1 will ever be ready for commercialization. If we are ready to seek regulatory approval for the SLS-1 device in the U.S., we expect that the FDA will classify it as a Class II non-exempted device requiring premarket clearance under Section 510(k) of the FDCA. If our device cannot clear through the 510(k) process, we will need to obtain marketing authorization through the premarket approval pathway, which will be more costly, lengthy and uncertain.”

Appointment Letters, page 101

30.	Please revise to describe the material terms of each letter separately as it appears the terms of the letters were not the same for each officer. For instance, we note that Dr. Cheng received a stock bonus of 5% of Aptorum Medical Limited’s ordinary shares in connection with his appointment letter.

Response: Pursuant to the Staff’s comment, we revised the disclosure as follows on page 114 of Form F-1:

“We have entered into Appointment Letters with each of our executive officers. The terms of the Appointment Letters for each of our executive officers are consistent with each other, except with regard to the individual’s compensation, term of employment and duties and responsibilities, the latter of which coincides with the standard functions normally associated with the given position. Below, we set forth the specific compensation and term of employment terms of each of our executive officer’s appointment letter:

●	Ian Huen - Chief Executive Officer and Executive Director- US$23,077 (HKD180,000) per month, payable in an equivalent amount of thirteen (13) months per calendar year with no set term of employment.

●	Darren Lui - President, Chief Business Officer and Executive Director- US$19,231 (HKD150,000) per month, payable in an equivalent amount of thirteen (13) months per calendar year with no set term of employment

●	Dr. Clark Cheng - Chief Medical Officer and Executive Director- US$19,231 (HKD150,000) per month payable in twelve (12) instalments per calendar year with no set term of employment. Dr. Cheng is also entitled to receive a share bonus of 5% of Aptorum Medical Limited’s ordinary shares upon commencement of employment, which shall be increased by 1% annually up to a maximum additional amount of 5% of issued ordinary share capital of Aptorum Medical Limited.

●	Dr. Keith Chan- Chief Scientific Officer- Dr. Chan’s Appointment Letter is in connection with the Consultancy Agreement we entered into with GloboAsia LLC, for which Dr. Chan serves as Director of International Affairs. Pursuant to those agreements, Dr. Chan must work for the Company at least one day per week and we are obligated to pay Globo Asia LLC a monthly fee of USD$10,000. The term of the agreement is for a period of two years.

●	Sabrina Khan - Chief Financial Officer- US$15,705 (HKD122,500) per month payable in an equivalent amount of twelve (12) months per calendar year with no set term of employment.”

Remaining material terms of the appointment agreements are described below.

We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiration of his or her Appointment Letter, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third-party received by us and for which we have confidential obligations.

In addition, each executive officer has agreed to be bound by non-solicitation and non-compete restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) solicit or entice away from the Company, any person, firm, company or organization that is or shall have been at any time within 12 months prior to termination of employee a customer, client, identified prospective customer or client of the Company or in the habit of dealing with the Company; (ii) employ, solicit or entice away from the Company any person who is or shall have been on the date of or within 12 months prior to termination of employment an employee of the Company; or (iii) assume employment with or provide services to, or otherwise engage in income generating activities with any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent.

Some of our Appointment Letters also provide for the executive officers to participate in our mandatory provident fund, which is similar to a pension fund.”

Transactions with Related Parties, page 101

31.	Your service agreement with Covar Pharmaceuticals Incorporated appears to be material. Please file the Covar agreement as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K. Alternatively, please tell us why you believe such filing is not required.

Response: Pursuant to the Staff’s comment we filed the Covar agreement and related addendums as exhibits to Form F-1.

Description of Share Capital
Voting Rights, page 112

32.	Please revise to clarify the matters requiring a special resolution as opposed to an ordinary resolution.

Response: In response to the Staff’s comment, we added the following disclosure to the Description of Share Capital - Voting Rights section under page 125 of Form F-1:

“A special resolution of members is required to change the name of the Company, approve a merger, wind up the Company, amend the Memorandum and Articles and reduce the share capital.”

Anti-Takeover Provisions, page 114

33.	Please expand your disclosure to specify the limitation on the ability of shareholders to convene a general meeting under your Memorandum and Articles.

Response: In response to the Staff’s comment, we added the following disclosure to the Anti-Takeover Provisions section under page 127 of Form F-1:

“Some provisions of our Memorandum and Articles may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that:

●	authorize our Board of Directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders (subject to variation of rights of shares provisions in our Memorandum and Articles); and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders. Our Memorandum and Articles allow our shareholders holding shares representing in aggregate not less than ten percent of our paid up share capital (as to the total consideration paid for such shares) in issue to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles for a proper purpose and for what they believe in good faith to be in the best interests of our Company.”

Consolidated Financial Statements, page F-1

34.	Please tell us how you determined the appropriate allocation of shareholders’ equity upon the change in investment company status. In this regard, we note that you allocated the entire net asset balance as of February 28, 2017 to ordinary shares and APIC despite the fact that your net assets included undistributed ordinary income and accumulated undistributed net realized loss on investments. Explain how you determined that no amounts should be allocated to accumulated deficit or accumulated other comprehensive loss.

Response: According to the written resolutions of the Company’s directors dated February 21, 2017 and the shareholder approval dated February 28, 2017, the original Participating Shares shall be redeemed and cancelled, and the Redemption Price shall be paid to the holders of Participating Shares by issuing to them such number of fully paid ordinary shares which equates to their present shareholding in the Company.

According to ASC 946-10-25-2 An entity that is no longer an investment company under this Topic as a result of the reassessment of status shall discontinue applying the guidance in this Topic and shall account for the change in its status prospectively by accounting for its investments in accordance with other Topics as of the date of the change in status. As the structure of the Company changed from a limited partnership to a C-corporation upon the change in status, which was a similar case with recapitalization involving a new entity based on new basis, the journal entry as below was recorded on February 28, 2017 just prior to the change in status, March 1, 2017, as the fair value of net assets of the Company as of the date of change in status was fully distributed to the shareholders by issue of the ordinary shares. Therefore, after the Restructure, the entire net asset balance as of February 28, 2017 was allocated to ordinary shares and APIC.

The journal entry prior to the change in status was as below:

Dr	Paid-in capital	25,778,171
	Undistributed ordinary income	2,988,697
	Net unrealized appreciation on investments	812,226
	Additional Paid-in Capital	1,168,448
Cr	Ordinary Shares	(25,657,110)
	Accumulated undistributed net realized loss on investments	(5,090,432)

Notes to Consolidated Financial Statements (Successor Basis)
14. Summary of Significant Accounting Policies
Intangible Assets, page F-37

35.	Please provide us a detailed analysis supporting your determination that the unpatented licenses have an indefinite useful life. Refer to ASC 350-30-35-4.

Response: Referring to ASC 350-30- 35-4, the Company determined that the unpatented license has an indefinite useful life mainly based on the management assessments set forth below:

a.	The unpatented license was purchased for $200,000 on December 16, 2016 from a third party laboratory. It is similar to those generic products and has not been successfully registered in any jurisdiction, nor has there been any approval from any patent registration office obtained.

b.	The license can be used in various research projects with wide use, and there is no specific restriction of the scope of fair use on the contract.

c.	The Company made further research on the competitive and economic information, such as technological and medical advances related to the unpatented license and believes that it was beyond the foreseeable horizon. It is now in lab-based phantom trial status and no competitive or economic information is available as of date.

Management considers that the factors cited above do not limit the license’s useful life and therefore, the unpatented license is regarded as having an indefinite life.

Currently, the Company is preparing the regulatory approval filing and will assess the definite useful life upon obtaining the approval of patent, and the limited patent life would be applied to the determination of the useful life.

36.	Please confirm to us that you do not have additional obligations under the license agreements. Otherwise, disclose the amount and description of the obligations that are remaining, including those that are contingent. To the extent material, such disclosure should also be made as contractual obligations under your MD&A liquidity section.

Response: We direct your attention to our response to Comment 21 above. There are additional contingency payment obligations under each of the license agreements; we will be required to make payments such as milestone payments, royalties, research and development funding, if certain condition or milestone is met, as set forth in each applicable license agreement. We have submitted confidential treatment request regarding the details of these terms and included redacted versions of the material agreements as exhibits to this Form F-1. We will update our disclosure regarding any issues for which the Staff denies our confidentiality request. We would also like to advise that given the significant uncertainties related to the development of each of our projects, it cannot be determined at the present time whether these contingent payments are likely to be made.

We also added the following into MD&A as on page 64 and F-51 of Form F-1:

“CAPITAL COMMITMENTS

We have entered into agreements with unrelated parties for purchasing office and laboratory equipment. As of December 31, 2017, we had non-cancellable purchase commitments of $1,756,560.

The Company has additional contingency payment obligations under each of the license agreements, such as milestone payments, royalties, research and development funding, if certain condition or milestone is met. For the period March 1, 2017 through December 31, 2017, the Company did not owe any milestone payments, royalties or research and development funding. As of December 31, 2017, no milestone payments had been triggered under any of the existing license agreements.”

37.	Please tell us, if true, why you do not include amortization of the patent license or depreciation of the laboratory equipment in research and development expenses. Refer to ASC 730-10-25-2.

Response: The Company did not include amortization of the patent license or depreciation of laboratory equipment in R&D expenses because it considered the amount of the amortization and depreciation for the period from March 1, 2017 through December 31, 2017, was not significant. Management revised the presentation and included amortization of the patent license and depreciation of the laboratory equipment in research and development expenses according to ASC 730-10-25-2.

General

38.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: We will provide you with proofs of all graphics, visual, or photographic information we will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.

We thank the Staff for your review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Louis Taubman at ltaubman@htflawyers.com or by telephone at (917) 512-0827.

Very truly yours,

/s/ Ian Huen
Ian Huen
CEO

cc:	Louis Taubman
Hunter Taubman Fischer & Li LLC